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                                                                    EXHIBIT 99.1

                             [KPMG LLP Letterhead]


Mr. John Hughes
Chief Financial Officer
Alion Science and Technology Corporation
1750 Tysons Boulevard
Suite 1300
McLean, VA 22102

Dear Jack:

As of January 7, 2003, KPMG LLP is unable to opine on the financial statements of the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan (the "Plan") as of September 30, 2002, without incurring unreasonable effort or expense. This delay is a result of the following circumstances:

        - Significant effort involved in the completion of the audit of the September 30, 2002 financial statements of Alion Science and Technology Corporation ("Alion") and of its predecessor entity; and

        - Closing of a securities offering, three debt issuances; and, a significant asset purchase transaction by the Plan's sponsor, Alion.

These events required significant time commitments from both KPMG LLP and the Plan's sponsor, Alion, through the closing date of December 20, 2002. Subsequently, due to the holidays, KPMG LLP and Alion experienced staff shortages which precluded the completion of the audit process with respect to the Plan.

Very truly yours,


/s/ KURT A. GABOUER
-------------------
Kurt A. Gabouer
Partner